3-1-02

02026511

818686
0-16774

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of . . . . . . March 2002

.........Teva Pharmaceutical Industries Limited..........
(Translation of registrant's name into English)

..............5 Basel Street, P.O. Box 3190...............
................Petach Tikva 49131, Israel................
(Address of principal executive offices)

TEVA

Teva Pharmaceutical Industries Ltd. Web Site www.tevapharm.com

Contact: Dan Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Ltd.
(011) 972-2-589-2840

Bill Fletcher
President and CEO
Teva North America
(215) 591-8800

Dorit Meltzer
Director, Investor Relations
Teva Pharmaceutical Industries Ltd.
(011) 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA ANNOUNCES FEDERAL JUDGE INVALIDATES AUGMENTIN PATENTS

Jerusalem, Israel, March 13, 2002 – Teva Pharmaceutical Industries, Ltd. (Nasdaq: TEVA) announced today that a federal judge has ruled in its favor, invalidating three GlaxoSmithKline patents, otherwise due to expire in 2017, covering the antibiotic Augmentin®. The ruling follows an earlier decision by the same court on December 14, 2001 that invalidated a fourth GlaxoSmithKline patent otherwise scheduled to expire in 2018. GlaxoSmithKline's remaining three patents concerning Augmentin® will expire by December 24, 2002. Teva's challenge to those three remaining patents is set for trial in May 2002.

Bill Fletcher, President and CEO of Teva North America commented, "We are very pleased with the court's decision, which we believe validates our decision to challenge the patents. Favorable rulings such as the one today only enhance our Company's ability to offer consumers cost-effective medication."

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 40 pharmaceutical companies and among the largest generic phamaceutical companies in the world. Over 80% of Teva's sales are in North America and Europe. The company develops, manufactures and markets generic and branded human pharmaceuticals and active pharmaceutical ingredients.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

Teva Pharmaceutical
Industries Limited
....
(Registrant)

By: Dan S. Suess
Dan Suesskind
Chief Financial Officer

Date: March 15, 2002